     As filed with the Securities and Exchange Commission on July 20, 1999

                                                     Registration No. 333-80211
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-6

                               ----------------

                   For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2

                               ----------------

A.EXACT NAME OF TRUST:
  McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II, and Pinnacle Trust Large Cap Series III

B.NAME OF DEPOSITORS:
  McLaughlin, Piven, Vogel Securities, Inc.           Reich & Tang
                                                      Distributors, Inc.

C.COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
  McLaughlin, Piven, Vogel Securities, Inc.           Reich & Tang
  30 Wall Street                                      Distributors, Inc.
  New York, New York 10005                            600 Fifth Avenue
                                                      New York, New York 10020

D.NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY OF COMMENTS TO:
  ALLAN M. VOGEL             PETER J. DEMARCO           MICHAEL R. ROSELLA, Esq.
  President                  Executive Vice President   Battle Fowler LLP
  McLaughlin, Piven, Vogel   Reich & Tang               75 East 55th Street
  Securities, Inc.           Distributors, Inc.         New York, New York 1002
  30 Wall Street             600 Fifth Avenue           (212) 856-6858
  New York, New York 10005   New York, New York 10020


E.TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II, and Pinnacle Trust Large Cap Series III are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
  Indefinite.

G.AMOUNT OF FILING FEE:
  No filing fee required.

H.APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:
  As soon as practicable after the effective date of the Registration
  Statement.

  [X]Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------

                        INDUSTRIAL TRUST SERIES II

                        TECHNOLOGY TRUST SERIES II

                    PINNACLE TRUST LARGE CAP SERIES III

      A unit investment trust comprised of three separate portfolios.

 INDUSTRIAL TRUST: The investment objective of the Industrial Trust is to maximize total return through capital appreciation.

 TECHNOLOGY TRUST: The investment objective of the Technology Trust is to maximize total return through capital appreciation.

 PINNACLE TRUST: The investment objective of the Pinnacle Trust is to maximize total return through a combination of capital appreciation and current dividend income.

 The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc.

 This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trusts and the Statements of Financial Condition of the Trusts. Part B contains general information about the Trusts. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contracy is a criminal offense.

                      PROSPECTUS DATED JULY 20, 1999

                            INVESTMENT SUMMARY

INVESTMENT OBJECTIVE. The Industrial Trust Series II (the "Industrial Trust") and the Technology Trust Series II (the "Technology Trust") each seek to maximize total return through capital appreciation. The Pinnacle Trust Large Cap Series III (the "Pinnacle Trust") seeks to maximize total return through a combination of capital appreciation and current dividend income. There is no guarantee that the investment objectives of the Trusts will be achieved.

STRATEGY OF PORTFOLIO SELECTION.

The Industrial Trust. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index*, as measured by price appreciation, during the twelve-month period ending March 31, 1999. Price appreciation is measured by the percentage change in market value of each stock from March 31, 1998 through March 31, 1999. This strategy involves a 4-step selection process:

  Step 1: Calculate the price appreciation for each company listed on the S&P 500 Index over the 12-month period ending March 31, 1999.

  Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

  Step 3:  Select the 25 stocks which have the greatest price appreciation.

  Step 4:  Of the 25 stocks selected for the Trust, weigh the stocks equally.

The Technology Trust. The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 14 stocks, comprised primarily of technology companies which had both high trading volume and price appreciation, during the twelve-month period ending March 31, 1999. Trading volume is measured using data from Standard & Poor's CompuStat, Englewood, Colorado. Price appreciation is measured by the percentage change in market value of each stock from March 31, 1998 through March 31, 1999. Technology stocks are identified as those companies that derive the majority of their revenue from the technology industry, using data from Standard & Poor's CompuStat, Englewood, Colorado. This strategy also involves a 4-step selection process:

  Step 1: Calculate the number of shares traded daily, for each company listed on the NASDAQ* and the NYSE*, on each day the NASDAQ and the NYSE were open over the twelve-month period ending March 31, 1999.

  Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

  Step 3: Identify: (i) the 12 stocks that had the highest number of shares traded on the NASDAQ during the twelve-month period ending March 31, 1999 and from those 12 stocks select the stocks that

  * The Standard & Poor's 500 Index (S&P), The National Association of Securities Dealers Automated Quotations System (NASDAQ) and The New York Stock Exchange (NYSE) are not affiliated with the Sponsors and have not participated in any way in the creation of the Trusts or in the selection of the stocks included in the Trusts and have not reviewed or approved any information included in this Prospectus.

       had price appreciation of 40% or greater during the same period; and
       (ii) the 40 stocks listed on the NYSE which had the highest number of shares traded during the twelve-month period ending March 31, 1999 and select the technology stocks which had price appreciation of 40% or greater during the same period.

  Step 4: Of the 14 stocks selected for the Trust, weigh the stocks in the following manner:

       12% in each of the first two companies to rank in the top half of the volume and price categories, first by volume and then by price;

       7% in each of the four companies that ranked highest in the trading volume category and 7% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 12% weighting; and

       5% in each of the remaining companies.

The volume of shares traded daily on the NASDAQ (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Trusts may have differed.

The Pinnacle Trust. The Pinnacle Trust seeks to achieve its investment objective by attempting to outperform the DJIA** (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies, each determined as of two business days prior to the Initial Date of Deposit:

  Strategy 1: invest in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"),

  Strategy 2: invest in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and

  Strategy 3: invest in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick").

  The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy." The Trust's portfolio will be comprised of ten
(10) stocks. Approximately 20% of the Trust's assets will be allocated to the Top Ten, approximately 60% will be allocated to the Focus Five and approximately 20% will be allocated to the Penultimate Pick. Within the Top Ten and Focus Five categories, stocks will be purchased in approximately equal dollar amounts.

DESCRIPTION OF TRUSTS.

The Industrial Trust. The Industrial Trust contains 25 issues of common stock. All 25 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. 16 stocks are listed on

 ** The name "Dow Jones Industrial Average" (DJIA) is the property of
    Dow Jones & Company, Inc., which is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsors a license to use the Dow Jones Industrial Average.

the NYSE and 9 stocks are listed on the NASDAQ. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust: Biotechnology, 4.01%; Broadcasting--TV/Radio/Cable, 8%; Computers--Hardware, 7.99%; Computers--Networking, 4.02%; Computers-- Peripherals, 4%; Computers--Software/Services, 11.96%; Consumer Finance, 8.01%; Electric Companies, 4%; Electrical Equipment, 4.01%; Electronics Semiconductors, 3.99%; Entertainment, 3.98%; Health Care Diversified, 3.97%; Investment Banking/Brokerage, 3.99%; Restaurants, 4%; Retail--Building Supplies, 4.02%; Retail--Computers/Electronics, 4.02%; Retail Specialty, 3.99%; Retail--Clothing,4%; Retail Stores--General Merchandise Chain, 4.01%; and Telephone--Long Distance, 4.03%. The Trust is concentrated in the computer industry.

The Technology Trust. The Technology Trust contains 14 issues of common stock. All 14 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. 8 of the stocks are listed on the NASDAQ and the remaining 6 are listed on the NYSE. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust: Communications Equipment, 4.98%; Computers--Hardware, 24.03%; Computers--Networking, 12%; Computers--Peripherals, 6.98%; Computers-- Software/Services, 20.99%; Electronic--Semiconductors, 19%; Equipment-- Semiconductors, 5.02%; and Telephone--Long Distance, 7% The Trust is concentrated in the computer technology industry.

The Pinnacle Trust. The Pinnacle Trust contains 10 issues of common stock. 100% of the issues are represented by the Sponsors' contracts to purchase. All 10 of the stocks are listed on the NYSE. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust: Auto Manufacturing, 13.98%; Banking and Financial, 2.03%; Consumer Products, 14%; Machinery,13.97%; Manufacturing, 2%; Oil, 4.03%; Photographic Products, 2%; Retail--General Merchandising, 33.99%; and Tire and Rubber Manufacturing, 14%. The Focus Five stocks are Caterpillar Inc., General Motors Corp., The Goodyear Tire & Rubber Co., Philip Morris Companies, Inc. and Sears Roebuck & Co. and the Penultimate Pick is Sears, Roebuck & Co., a company with a significant concentration in the retail--general merchandising industry.

A Trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

RISK CONSIDERATIONS. Unitholders can lose money by investing in the Trusts. The value of the Units and the Securities in the Trusts can each decline in value. An investment in Units of the Trusts should be made with an understanding of the following risks:

Risk Factors Common to All Trusts:

  . An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).

  . Since the portfolios of the Trusts are fixed and "not managed," in general, the Sponsors can sell Securities only at the Trusts' termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trusts.

  . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trusts.

  . Securities price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of each Unit and the income per Unit received by the Trusts.

  . There is no assurance that any dividends will be declared or paid in the future on the Securities.

  . Investors should also consider the greater risk of a Trust's concentration, in a particular industry or in a single stock, and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

    Risk Factors Specific to the Industrial and Technology Trusts:

  . Some of the Securities are currently listed on the NASDAQ stock market.
    The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trusts will be adversely affected if trading markets for the securities are limited or absent.

  . Since the Industrial and Technology Trusts are concentrated in stocks which derive a substantial portion of their income from the computer and computer technology industries, investors should be familiar with the risks associated with these industries which may include the volatile price of computer and technology stocks, greater government regulations and products that may become obsolete.

    Risk Factors Specific to the Pinnacle Trust:

  . The combination of the three investment strategies of the Pinnacle Trust causes the Trust to be concentrated in a single stock (the Penultimate
    Pick). The Penultimate Pick is a company deriving a substantial portion of its income from the retail--general merchandising industries.

PUBLIC OFFERING PRICE. The Initial Public Offering Price per 100 units of the Trusts is calculated by:

  . dividing the aggregate value of the underlying securities and cash held in the Trusts (representing the estimated organizational costs) by the number of units outstanding;

  . adding a sales charge of:

  4.495% (4.707% of the net amount invested) for the Industrial and Technology Trusts, or

  3.695% (3.837% of the net amount invested) for the Pinnacle Trust; and

  . multiplying the result by 100.

In addition, during the initial offering period, the Public Offering Price per 100 units will include an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organizational costs of the Trusts. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the Units are purchased. Orders involving at least 25,000 Units will be entitled to a volume discount from the Public Offering Price.

MINIMUM PURCHASE. 100 Units for individuals and 25 Units for custodial accounts and certain tax deferred retirement plans.

DISTRIBUTIONS. Each Trust will distribute any dividends received, less expenses, semi-annually. The first dividend distribution will be made on December 31, 1999 to all Unitholders of record on December 15, 1999 and thereafter distributions will be made on the last business day of every June and December. The final distribution will be made within a reasonable period of time after each Trust terminates.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders of the Pinnacle Trust per 100 Units (based on the most recent ordinary dividend declared with respect to the Securities) as of July 16, 1999 was $23.66. This estimate will vary with changes in the Pinnacle Trust's fees and expenses, actual dividends received by the Pinnacle Trust, Units outstanding and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future. The Industrial Trust and the Technology Trust do not anticipate paying net annual distributions to Unitholders of those Trusts.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsors or the Trustee at any time, without fee or penalty. The Sponsors intend to repurchase Units from Unitholders throughout the life of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in each of the Trusts may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trusts or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

AUTOMATIC REDEMPTION. Any transfer of Units by Unitholders from their McLaughlin, Piven, Vogel brokerage account will result in the automatic redemption of those Units. Unitholders, excluding tax sheltered retirement accounts, will generally incur a taxable gain or loss upon an involuntary redemption. See "Tax Status" in Part B.

TERMINATION. Each Trust will terminate in approximately fifteen months. During the Liquidation Period, Securities will be sold in connection with the termination of each Trust. All Securities will be sold or distributed by the Mandatory Termination Date. The Sponsors do not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold. Unitholders may elect one of the following three options in receiving their terminating distributions:

  . receive their distribution in-kind, if they own at least 2,500 Units;

  . receive cash upon the liquidation of their pro rata share of the Securities; or

  . reinvest in a subsequent series of the McLaughlin, Piven, Vogel Family of Trusts (if one is offered), at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of McLaughlin, Piven, Vogel Family of Trusts, at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of McLaughlin, Piven, Vogel Family of Trusts. An election to rollover terminating distributions will generally be a taxable event. See "Administration of the Trusts--Trust Termination" in Part B for details to make this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trusts at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., with principal offices at 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II and Pinnacle Trust Large Cap Series III.

                                 FEE TABLE

--------------------------------------------------------------------------------

This Fee Table is intended to help you understand the costs and expenses you will bear directly or indirectly. See "Public Sale of Units" and "Trust Expenses and Charges" in Part B. Although the Trusts are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming the principal amount and contributions are rolled over each year into a new series subject only to a sales charge and trust expenses.

--------------------------------------------------------------------------------

Unitholder Transaction Expenses

(Fees paid directly from your investment)

                                   Industrial Trust      Technology Trust       Pinnacle Trust
                                 --------------------- --------------------- ---------------------
                                                Amount                Amount                Amount
                                     As a %      Per       As a %      Per       As a %      Per
                                   of Initial    100     of Initial    100     of Initial    100
                                 Offering Price Units  Offering Price Units  Offering Price Units
                                 -------------- ------ -------------- ------ -------------- ------
Maximum Sales Charge
 Imposed on Purchase....             4.495%     $44.95     4.495%     $44.95     3.695%     $36.95
Maximum Sales Charge
 Imposed Per Year on
 Reinvested Dividends...              1.00%     $10.00      1.00%     $10.00      1.00%     $10.00
Estimated Organizational
 Expenses...............              .126%     $ 1.26      .126%     $ 1.26      .126%     $ 1.26
Maximum Annual
 Maintenance Fee for a
 McLaughlin, Piven,
 Vogel Brokerage
 Account................  $69.50

Estimated Annual Fund Operating Expenses

(Expenses that are deducted from Trust assets)

                               Industrial Trust             Technology Trust              Pinnacle Trust
                         ---------------------------- ---------------------------- ----------------------------
                                               Amount                       Amount                       Amount
                                 As a %         Per           As a %         Per           As a %         Per
                               of Initial       100         of Initial       100         of Initial       100
                               Net Assets      Units        Net Assets      Units        Net Assets      Units
                               ----------      ------       ----------      ------       ----------      ------
Trustee's Fee...........         .086%         $ .86          .086%         $ .86          .086%         $ .86
Other Operating
 Expenses...............         .048%         $ .48          .048%         $ .48          .048%         $ .48
 Portfolio Supervision,
  Bookkeeping and
  Administrative Fees... .025%            $.25        .025%            $.25        .025%            $.25
                                 -----         -----          -----         -----          -----         -----
Total...................         .134%         $1.34          .134%         $1.34          .134%         $1.34
                                 =====         =====          =====         =====          =====         =====

                                  Example

This Example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other unit trusts. You would pay the following expenses on a $10,000 investment in each Trust assuming estimated operating expense ratio of .134% for the Industrial Trust, .134% for the Technology Trust and .134% for the Pinnacle Trust and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                  1 year 3 years
                                                                  ------ -------
Industrial Trust.................................................  $544  $1,527
Technology Trust.................................................  $544  $1,527
Pinnacle Trust...................................................  $465  $1,298

  For purposes of the example, the sales charge imposed on reinvested dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. If these charges and fees were included, your costs would be higher. The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return.

  Although the Trusts have a term of only approximately fifteen months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a New Series.

  The Annual Maintenance Fee is applicable to your entire brokerage account regardless of account size or diversity of holdings and is not related solely to the purchase of Units. Such account may entitle Unitholders to a commission discount for equity trades. Contact your account representative for additional information and see page B-12.

                           THE INDUSTRIAL TRUST

                     SUMMARY OF ESSENTIAL INFORMATION

As of July 19, 1999, the business day prior to the Initial Date of Deposit


Initial Date of Deposit of                       Evaluation Time: 4:00 p.m. New York Time
 Securities in the Trust: July                   Minimum Value of Trust: The Trust
 20, 1999                                         may be Terminated if the value of
Aggregate Value of Securities:... $ 150,210       the Trust is lessthan 40% of the
Number of Units:.................    15,749       aggregate value of theSecurities at
Fractional Undivided Interest in                  the completion of the
 Trust:..........................  1/15,749       initialoffering period.
Public Offering Price per 100                    Cusip Numbers: Cash:
 Units:                                           581774163Reinvestment: 581774171
 Aggregate Value of Securities in                Trustee: The Chase Manhattan Bank
  Trust.......................... $ 150,210      Trustee's Fee per 100 Units: $.86
 Divided By 15,749 Units (times                  Other Fees and Expenses per 100
  100)........................... $  953.79       Units: $.23
 Plus Estimated Organization                     Sponsors: McLaughlin, Piven,Vogel
  Costs*......................... $    1.26       Securities, Inc. and Reich &Tang
 Plus Sales Charge of 4.495% of                   Distributors, Inc.
 Public Offering Price........... $   44.95      Agent for Sponsors: Reich &
 Public Offering Price+.......... $1,000.00       TangDistributors, Inc.
Sponsor's Repurchase Price And                   Sponsors' Portfolio Supervisory,
 Redemption Price per 100                         BookkeepingAnd Administrative Fee
 Units++:........................ $  955.05       per 100 Units: Maximum of $.25 (see
Minimum Income or Principal                       "Trust Expenses and Charges" in
 Distribution per 100 Units:..... $    1.00       Part B).
Liquidation Period: A 40 day                     Expected Settlement Date of
 period beginning on the first                    Securities in the Trust: July 23, 1999
 business day                                    Record Dates: December 15 and June 15
 following the Termination Date.                 Distribution Dates: December 31 and June 30
Termination Date: October 18,                    Reinvestment Sales Charge: 1.00%
 2000 or the disposition of the
 last Security in the Trust.
Mandatory Termination Date: The
 last day of the Liquidation Period.
Rollover Notification Date**:
 September 29, 2000 or another date as
 determined by the Sponsors.

--------

 * Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

 + On the Initial Date of Deposit, the only cash in the Income or Principal
   Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

                           THE TECHNOLOGY TRUST

                     SUMMARY OF ESSENTIAL INFORMATION

As of July 19, 1999, the business day prior to the Initial Date of Deposit

Initial Date of Deposit of                                 Evaluation Time: 4:00 p.m. New York Time
 Securities in the Trust: July                             Minimum Value of Trust: The Trust may be
 20, 1999                                                   terminated if the value of the Trust is
Aggregate Value of Securities:... $ 149,894                 less than 40% of the aggregate value of
Number of Units:.................    15,715                 the Securities at the completion of the
Fractional Undivided Interest in                            initial offering period.
 Trust:..........................  1/15,715                Cusip Numbers: Cash: 581774189
Public Offering Price per 100                               Reinvestment: 581774197
 Units:                                                    Trustee: The Chase Manhattan Bank
 Aggregate Value of Securities in                          Trustee's Fee per 100 Units: $.86
 Trust........................... $ 149,894                Other Fees and Expenses per 100 Units: $.23
 Divided By 15,715 Units (times   $  953.79                Sponsors: McLaughlin, Piven, Vogel
  100)...........................                           Securities, Inc. and Reich & Tang
 Plus Estimated Organization      $    1.26                 Distributors, Inc.
  Costs*.........................                          Agent for Sponsors: Reich & Tang
 Plus Sales Charge of 4.495% of                             Distributors, Inc.
 Public Offering Price........... $   44.95                Sponsors' Portfolio Supervisory,
 Public Offering Price+.......... $1,000.00                Bookkeeping and Administrative Fee per 100
Sponsor's Repurchase Price And                              Units:
 Redemption Price per 100                                   Maximum of $.25 (see "Trust Expenses and
 Units++:........................ $  955.05                 Charges" in Part B).
Minimum Income or Principal                                Expected Settlement Date of Securities in
 Distribution per 100 Units:..... $    1.00                 the Trust: July 23, 1999
Liquidation Period: A 40 day                               Record Dates: December 15 and June 15
 period beginning on the first                             Distribution Dates: December 31 and June 30
 business day following the                                Reinvestment Sales Charge: 1.00%
 Termination Date.
Termination Date: October 18,
 2000 or the disposition of the
 last Security in the Trust.
Mandatory Termination Date: The
 last
 day of the Liquidation Period.
Rollover Notification Date**:
 September 29, 2000 or another
 date as determined by the
 Sponsors.


* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal
  Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

                            THE PINNACLE TRUST

                     SUMMARY OF ESSENTIAL INFORMATION

As of July 19, 1999, the business day prior to the Initial Date of Deposit

Initial Date of Deposit of                                      Evaluation Time: 4:00 p.m. New York Time
 Securities in the Trust: July                                  Minimum Value of Trust: The Trust may
 20, 1999                                                        be Terminated if the value of the
Aggregate Value of Securities: ..  $ 150,018                     Trust is less than 40% of the
Number of Units: ................     15,598                     aggregate value of the Securities at
Fractional Undivided Interest in                                 the completion of the initial
 Trust: .........................   1/15,598                     offering period.
Public Offering Price per 100                                   Cusip Numbers: Cash: 581774205
 Units:                                                          Reinvestment: 581774213
 Aggregate Value of Securities in                               Trustee: The Chase Manhattan Bank
 Trust...........................  $ 150,018                    Trustee's Fee per 100 Units: $.86
 Divided By 15,598 Units (times                                 Other Fees and Expenses per 100 Units: $.23
  100)...........................  $  961.79                    Sponsors: McLaughlin, Piven, Vogel
 Plus Estimated Organization                                     Securities, Inc. and Reich & Tang
  Costs*.........................  $    1.26                     Distributors, Inc.
 Plus Sales Charge of 3.695% of                                 Agent for Sponsors: Reich & Tang
 Public Offering Price...........  $   36.95                     Distributors, Inc.
 Public Offering Price+..........  $1,000.00                    Sponsors' Portfolio Supervisory, Bookkeeping
Sponsor's Repurchase Price And                                   And Administrative Fee per 100 Units:
 Redemption Price per 100                                        Maximum of $.25 (see "Trust Expenses
 Units++: .......................  $  963.05                     and Charges" in Part B).
Minimum Income or Principal                                     Expected Settlement Date of
 Distribution per 100 Units: ....  $    1.00                     Securities in the Trust: July 23, 1999
Liquidation Period: A 40 day                                    Record Dates: December 15 and June 15
 period beginning on the first                                  Distribution Dates: December 31 and June 30
 business day following the                                     Reinvestment Sales Charge: 1.00%
 Termination Date.
Termination Date: October 18,
 2000 or the disposition of the
 last security in the Trust.
Mandatory Termination Date: The
 last
 day of the liquidation period.
Rollover Notification Date**:
 September
 29, 2000 or another date as
 determined by the Sponsors.

--------

* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal
  Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

                 MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

                        INDUSTRIAL TRUST SERIES II

                        TECHNOLOGY TRUST SERIES II

                    PINNACLE TRUST LARGE CAP SERIES III

          STATEMENTS OF FINANCIAL CONDITION, AS OF JULY 19, 1999

                                  ASSETS

                                                  Industrial Technology Pinnacle
                                                    Trust      Trust     Trust
                                                  ---------- ---------- --------
Investment in Securities--Sponsor's Contracts to
 Purchase
 Underlying Securities Backed by Letter of
 Credit (cost for Industrial
 Trust: $150,210; cost for Technology Trust:
 $149,894; cost for
 Pinnacle Trust: $150,018) (Note 1).............   $150,210   $149,894  $150,018
Cash............................................        198        198       197
                                                   --------   --------  --------
Total...........................................   $150,408   $150,092  $150,215
                                                   ========   ========  ========
                    LIABILITIES AND INTEREST OF UNITHOLDERS
Reimbursement to Sponsors for Organization Costs
 (Note 2).......................................   $    198   $    198  $    197
Interest of Unitholders--Units of Fractional
 Undivided Interest
 Outstanding (Industrial Trust: 15,749 Units;
 Technology
 Trust: 15,715 Units; Pinnacle Trust: 15,598
 Units).........................................    150,210    149,894   150,018
                                                   --------   --------  --------
Total...........................................   $150,408   $150,092  $150,215
                                                   ========   ========  ========
Net Asset Value per Unit........................   $   9.54   $   9.54  $   9.62
                                                   ========   ========  ========

---------------------

Notes to Statements of Financial Condition:

  The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

  (1) McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II and Pinnacle Trust Large Cap Series III (the "Trusts") are unit investment trusts created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Industrial and Technology Trusts, jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., the Sponsors, is to maximize total return through capital appreciation. The objective of the Pinnacle Trust, also jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., the Sponsors, is to maximize total return through a combination of capital appreciation and current dividend income. An irrevocable letter of credit issued by BankBoston in an amount of $600,000 has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of such Securities. Aggregate cost to the Trusts of the Securities listed in the portfolios is determined by the Trustee on the basis set forth under "Public Sale of Units--Public Offering Price" as of 4:00 p.m. on July 19, 1999. Each Trust will terminate on October 18, 2000 or earlier under certain circumstances as further described in the Prospectus.

  (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsors for the per Unit portion of all or part of the costs of establishing the Trusts. These costs have been estimated at $1.26 per 100 Units for the Industrial Trust, $1.26 per 100 Units for the Technology Trust and $1.26 per 100 Units for the Pinnacle Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts.

                         MCLAUGHLIN, PIVEN, VOGEL

                             FAMILY OF TRUSTS

                             INDUSTRIAL TRUST

                                 PORTFOLIO

                            AS OF JULY 19, 1999

                                                      Market
                                                      Value
                                                    of Stocks
                                                       as a               Cost of
           Number                                   percentage  Market   Securities
 Portfolio   of                              Ticker   of the   Value Per   to the
    No.    Shares    Name of Issuer (1)      Symbol  Trust (2)   Share    Trust (3)
 --------- ------    -----------------       ------ ---------- --------- ----------
     1       53   Allergan, Inc.               AGN      3.97%  $112.5625  $  5,966
     2       50   America Online, Inc.*        AOL      3.96    119.0000     5,950
     3       82   Amgen Inc.*                 AMGN      4.01     73.4375     6,022
     4      125   Capital One Financial        COF      4.00     48.0000     6,000
                  Corp.
     5      121   The Charles Schwab Corp.     SCH      3.99     49.5000     5,989
     6      128   Circuit City Stores--         CC      4.02     47.1875     6,040
                  Circuit City Corp.
     7       93   Cisco Systems, Inc.*        CSCO      4.02     64.9375     6,039
     8      147   Comcast Corp.              CMCSK      3.98     40.6875     5,981
     9      142   Dell Computer Corp.*        DELL      4.01     42.4375     6,026
    10       93   EMC Corporation*             EMC      4.00     64.6250     6,010
    11      121   The Gap, Inc.                GPS      4.00     49.6875     6,012
    12       87   The Home Depot, Inc.          HD      4.02     69.3750     6,036
    13       67   MCI WorldCom, Inc.*         WCOM      4.03     90.4375     6,059
    14       81   MediaOne Group Inc.*         UMG      4.02     74.5625     6,040
    15       61   Microsoft Corp.*            MSFT      4.00     98.3750     6,001
    16      207   Novell, Inc.*               NOVL      4.00     29.0000     6,003
    17      136   PECO Energy Company           PE      4.00     44.1875     6,009
                  Providian
    18       63   Financial Corp.              PVN      4.01     95.5625     6,020
    19       89   Solectron Corp.*             SLR      4.01     67.6875     6,024
    20      191   Staples, Inc.*              SPLS      3.99     31.3750     5,993
    21       81   Sun Microsystems, Inc.*     SUNW      3.98     73.8750     5,984
    22       40   Texas Instruments Inc.       TXN      3.99    150.0000     6,000
    23       78   Time Warner, Inc.            TWX      3.98     76.6875     5,982
    24      111   Tricon Global                YUM      4.00     54.1250     6,008
                  Restaurants Inc.*
    25      125   Wal-Mart Stores, Inc.        WMT      4.01     48.1250     6,016
                                                      ------              --------
                  Total Investment in
                  Securities                          100.00%             $150,210
                                                      ======              ========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on July 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be July 23, 1999.

(2)  Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $150,406. The Sponsors' Loss on the Initial Date of Deposit is $196.

* Stocks which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.

                         MCLAUGHLIN, PIVEN, VOGEL

                             FAMILY OF TRUSTS

                             TECHNOLOGY TRUST

                                 PORTFOLIO

                            AS OF JULY 19, 1999

                                                      Market
                                                     Value of
                                                    Stocks as a              Cost of
           Number                                   Percentage   Market   Securities to
 Portfolio   of                              Ticker   of the    Value Per      the
    No.    Shares    Name of Issuer (1)      Symbol  Trust (2)    Share     Trust (3)
 --------- ------    ------------------      ------ ----------- --------- -------------
      1      88   America Online, Inc.*       AOL       6.99%   $119.0000   $ 10,472
      2      97   Applied Materials, Inc.*    AMAT      5.02      77.5625      7,524
      3     277   Cisco Systems, Inc.*        CSCO     12.00      64.9375     17,988
      4     424   Dell Computer Corp*         DELL     12.00      42.4375     17,994
      5     162   EMC Corporation*            EMC       6.98      64.6250     10,469
      6     155   Intel Corp.                 INTC      6.99      67.5625     10,472
                  International Business
      7      56   Machines Corp.              IBM       5.03     134.7500      7,546
      8      98   Lucent Technologies Inc.    LU        4.98      76.1255      7,460
      9     116   MCI WorldCom, Inc.*         WCOM      7.00      90.4375     10,491
     10     147   Micron Technology, Inc.     MU        5.00      51.0000      7,497
     11     107   Microsoft Corp.*            MSFT      7.02      98.3750     10,526
     12     142   Sun Microsystems, Inc.*     SUNW      7.00      73.8750     10,490
     13      70   Texas Instruments, Inc.     TXN       7.01     150.0000     10,500
     14      70   Yahoo! Inc.*                YHOO      6.98     149.5000     10,465
                                                      ------                --------
                  Total Investment in
                  Securities                          100.00%               $149,894
                                                      ======                ========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on July 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be July 23, 1999.

(2)  Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $149,994. The Sponsors' Loss on the Initial Date of Deposit is $100.

 * Stock which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.

                         MCLAUGHLIN, PIVEN, VOGEL

                             FAMILY OF TRUSTS

                              PINNACLE TRUST

                                 PORTFOLIO

                            AS OF JULY 19, 1999

                                                      Market
                                                      Value
                                                    of Stocks
                                                       as a    Current             Cost of
           Number                                   Percentage Dividend  Market   Securities
 Portfolio   of                              Ticker   of the    Yield   Value Per   to the
    No.    Shares Name of Issuer (1)         Symbol  Trust (2)   (3)      Share    Trust (4)
 --------- ------ ------------------         ------ ---------- -------- --------- ----------
     1       348  Caterpillar Inc.            CAT      13.97%    2.16%  $ 60.2500  $ 20,967
     2        32  Chevron Corporation         CHV       2.03     2.56     95.1875     3,046
     3        41  Eastman Kodak Company        EK       2.00     2.41     73.1250     2,998
     4        38  Exxon Corporation           XON       2.00     2.08     78.8125     2,995
     5       307  General Motors               GM      13.98     2.93     68.3125    20,972
                  Corporation
     6       359  The Goodyear Tire &          GT      14.00     2.05     58.5000    21,002
                  Rubber Co.
     7        22  J.P. Morgan & Company       JPM       2.03     2.86    138.3750     3,044
                  Minnesota Mining &
     8        34  Manufacturing Co.           MMM       2.00     2.54     88.2500     3,001
     9       561  Philip Morris Companies,     MO      14.00     4.70     37.4375    21,002
                  Inc.
    10      1130  Sears, Roebuck & Co.          S      33.99     2.04     45.1250    50,991
                                                      ------                       --------
                     Total Investment in
                         Securities                   100.00%                      $150,018
                                                      ======                       ========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on July 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be July 23, 1999.

(2)  Based on the cost of the Securities to the Trust.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on July 19, 1999.

(4) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $150,175. The Sponsors' Loss on the Initial Date of Deposit is $157.

                      REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSORS AND TRUSTEE

MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,

INDUSTRIAL TRUST SERIES II

TECHNOLOGY TRUST SERIES II

PINNACLE TRUST LARGE CAP SERIES III

  We have audited the accompanying Statements of Financial Condition of the Industrial Trust Series II, Technology Trust Series II and Pinnacle Trust Large Cap Series III (three of the trusts constituting McLaughlin, Piven,Vogel Family of Trusts) including the Portfolios, as of July 19, 1999. These financial statements are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statements as of July 19, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Industrial Trust Series II, Technology Trust Series II and Pinnacle Trust Large Cap Series III, at July 19, 1999, in conformity with generally accepted accounting principles.

                                              ERNST & YOUNG LLP

New York, New York

July 20, 1999

                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

INDUSTRIAL TRUST SERIES II
A Core Growth Portfolio

  Everyday, investors pour money into the stock market to reach a variety of individual goals: to fund retirement, a college education, a new home or even a dream vacation. But when it comes to your goals, it is important that you have a carefully planned strategy in place--one that aims to make the most of opportunities in today's leading businesses. A core holding in some of the foremost largely capitalized companies in the United States may be a good place to begin constructing a portfolio to help you achieve your own unique financial objectives.

  The Industrial Trust Series II is a new unit investment trust for individuals who want the opportunity to earn capital appreciation from a portfolio of the twenty-five top performing stocks in the S&P 500 Index.* In particular, these stocks have been noted for their rate of price appreciation for the twelve-month period that ended March 31, 1999.

The Grand Advantage

  In today's volatile markets, larger, more established companies may add stability to your portfolio. Domestic companies with solid track records may weather global volatility better than their smaller counterparts. And while past performance does not guarantee future results, large-cap stocks have a history of significant appreciation that makes them competitive with riskier small and mid-cap stocks.

The S&P 500--A Measure of Performance

  When it comes to measuring the movements of the U.S. stock market, one of the most widely used tools is the Standard & Poor's 500 Composite Stock Price Index--The S&P 500. In fact, approximately 97% of U.S. money managers and pension plan sponsors use the index as their benchmark for performance.** The Index focuses on the stocks of large-capitalization, U.S. companies in leading industries, including the transportation, industrial, financial and utility sectors.

  The 500 stocks in the index are chosen by Standard & Poor's based on how well they represent their industry, how liquid each individual stock is, and how stable the company has proven to be over time. While the S&P 500 may not comprise the 500 largest companies in the stock market, it is an index designed to capture the returns of many different sectors of the U.S. economy.

HIGHLIGHTS OF THE INDUSTRIAL TRUST SERIES II

  Disciplined Investing--The buy-and-hold, fixed portfolio eliminates management fees and reduces trading expenses. The savings are passed through to investors. Investors purchasing units will be charged a sales charge.
--------

 * The Standard & Poor's 500 Composite Stock Price Index (S&P 500) is the property of Standard & Poor's. The company is not affiliated with the Sponsors of the Trust and has not participated in any way in the creation of the Trust or the portfolio and has not approved any information included herein.

** Source: Standard & Poor's, a division of the McGraw-Hill Companies.

  Monitored Portfolio--The stocks held in your portfolio are continuously monitored, and under certain, limited, extraordinary circumstances, can be removed from the portfolio.

  Daily Pricing & Liquidity--You have the flexibility to redeem your units at the net asset value any day the stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid.

  Low Minimum Investment--The Trust is able to offer the twenty-five top performing stocks in the S&P 500 Index, as measured by price appreciation, for the twelve-month period that ended March 31, 1999 for an initial investment that's as low as $1,000 or $250 for qualified retirement plans or custodial accounts.

  Compounded Returns--You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into additional units of the Trust at a reduced sales charge.

  Three Options at Termination--The portfolio is held for approximately 15 months and then liquidated. When the Trust terminates you have three options, which may be subject to tax liability. You may:

  1. Receive your distribution in cash,
  2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or
  3. Receive the shares of the underlying stocks (minimums apply).

Risk Considerations:

  An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risks that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Trust's portfolio (and, therefore, the value of the Units) may decline. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust.

TECHNOLOGY TRUST SERIES II
Capitalizing on Today's Premier Growth Sector

  The Technology Trust Series II is a unique opportunity for individuals who want to invest in one of today's premier growth sectors. The Technology Trust Series II is a unit investment trust that seeks capital appreciation by investing in a portfolio of many of the leading technology companies that currently trade on the NASDAQ and NYSE*. And, what makes the Trust distinct is it invests primarily in dominant technology companies that have already demonstrated that they're helping to fuel the modern economy.

  The Technology Trust Series II offers high return potential by investing mainly in a portfolio of the fastest growing technology stocks that trade on the NASDAQ and NYSE. The Trust, which is a fixed portfolio of 14 stocks, is selected by focusing on the most actively traded companies listed on the two exchanges. From this universe of stocks, the companies with a 40% or more price appreciation are chosen for the Trust. The selection of the portfolio is based on data compiled over the 12-month period ending March 31, 1999.
--------

* The National Association of Securities Dealers Automated Quotations System (NASDAQ) and the New York Stock Exchange (NYSE) are not affiliated with the Sponsors and have not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and have not reviewed or approved any information in this brochure. The Sponsors have not independently verified this information.

Why a Technology Portfolio?

  Technology is an industry that will help shape not only the next few years, but also the next millennium. It is providing innovative solutions that help businesses improve everything from customer service to production, which ultimately enhances the bottom line. However, technology isn't just part of the business world. In our personal lives we encounter new technology every day. Email, cellular phones, the Internet, and the infinite uses for microprocessors have changed the way we relax, and even keep in touch with one another.

  Such potential is why many experts agree that despite periods of short-term volatility, technology may be a core long-term growth sector that can benefit most portfolios. An investment designed to tap into the power of this burgeoning area provides the potential for superior capital appreciation.

HIGHLIGHTS OF THE TECHNOLOGY TRUST SERIES II

  Disciplined Investing--The buy-and-hold, fixed portfolio eliminates management fees and reduces trading expenses. The savings are passed through to investors. Investors purchasing units will be charged a sales charge.

  Monitored Portfolio--The stocks held in your portfolio are continuously monitored, and under certain, limited, extraordinary circumstances, can be removed from the portfolio.

  Daily Pricing & Liquidity--You have the flexibility to redeem your units at the net asset value any day the stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid.

  Low Minimum Investment--The Trust is able to offer this portfolio comprised primarily of technology stocks for an initial investment that's as low as $1,000 or $250 for qualified retirement plans or custodial accounts.

  Compounded Returns--You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into additional units of the Trust at a reduced sales charge.

  Three Options at Termination--The portfolio is held for approximately 15 months and then liquidated. When the Trust terminates, you have three options, which may be subject to tax liability. You may:

  1. Receive your distribution in cash,
  2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or
  3. Receive the shares of the underlying stocks (minimums apply).

Risk Considerations:

  An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risks that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Trust's portfolio (and, therefore, the value of the Units) may decline. Since the Trust may be concentrated in computer technology stocks, investors should recognize the risks associated with the computer technology industry, which may include government regulation and obsolete products. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust.

THE PINNACLE TRUST LARGE CAP SERIES III
One convenient trust comprised of three strategies that have historically "Beaten the Dow."

  Investing in the stock market has proven year after year to be a good way to beat inflation. The Dow Jones Industrial Average (DJIA)* is a leading stock market indicator that provides the data for this fact. This average is a sampling of thirty stocks that represent some of the largest and strongest companies in the world. Their long record of steady earnings, financial resources and economic power has earned them the investor confidence that has given them the nickname "blue chip" stocks.

  The Concept--The Trust's concept is a simple one: To create a portfolio which combines these three "winning" strategies. The diversification of the Top Ten stocks combined with a concentration of the higher yielding Penultimate Pick and the Focus Five stocks gives the Trust the opportunity to produce above average returns. The portfolio is held for approximately 15 months and then it is liquidated.

  The Strategy--Now you have the opportunity to invest in three strategies simultaneously that have been proven to "beat" the DJIA without having to spend the time, effort and money to buy each stock individually. The Pinnacle Trust Large Cap Series III is a unit investment trust portfolio designed to take advantage of three winning strategies. Historically, these three strategies have each individually beaten the returns of the DJIA over the past twenty-five years.

  The first strategy is to pick the ten highest-yielding stocks of the thirty stocks that are contained in the DJIA. These are the Top Ten. The second strategy is to choose the five lowest priced stocks of the Top Ten. These are called the Focus Five. The last strategy is to choose the second lowest priced stock of the Focus Five. This is the Penultimate Pick. The strategies are combined to produce a portfolio of ten stocks with 20% of the Trust invested in the Top Ten, 60% in the Focus Five and 20% in the Penultimate Pick. Although stocks are purchased in equal dollar amounts, actual weightings of the strategies and stocks overlap because the Penultimate Pick is included in the Focus Five and both are included in the Top Ten.

  The chart shows the effect these strategies may have on your investment. For example, if in 1974 you had hypothetically invested $10,000 in the DJIA, your investment would be worth approximately $290,145 today. But, if you had hypothetically invested the same $10,000 applying this triple strategy, your investment would be worth approximately $1,369,882 ($655,445 net of Trust sales charges and expenses) today. These hypothetical returns do not include commissions and taxes or reflect the effect of market fluctuations if a stock in the portfolio of one of the strategies was sold at any point in time. There can be no assurance that these results will be achieved as past performance is no guarantee of future results.

--------

* The DJIA is the property of Dow Jones & Company, Inc. and is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the portfolio and has not approved any information included herein.

             The Triple Strategy vs. THE DJIA
               Growth of $10,000, cumulative returns, 1974-1998

         YEAR         DJIA             The Triple           The Triple
                                     Strategy Net**          Strategy

         1974      7690.00000            8517.00000         8912.00000
         1975     11104.36000           15435.35910        16458.68160
         1976     13625.04972           21456.69268        23447.03781
         1977     11894.66841           21518.91709        24323.95702
         1978     12215.82445           21034.74146        24615.84451
         1979     13498.48602           21655.26633        26191.25855
         1980     16400.66051           29539.94880        36631.09421
         1981     15843.03806           30429.10126        38997.46290
         1982     19930.54188           43443.62787        57022.09025
         1983     25052.69114           57853.87924        77903.57970
         1984     25328.27074           60787.07092        84540.96469
         1985     33635.94354           79272.41918       113166.53530
         1986     42684.01236           99589.94022       146075.36380
         1987     45245.05310          104659.06820       158550.19990
         1988     52484.26159          121477.78040       189499.19890
         1989     69121.77252          134512.34630       216370.18530
         1990     68845.28543          110878.52700       185818.71510
         1991     85299.30864          198106.66420       338413.04400
         1992     91611.45748          249237.99430       437432.70070
         1993    107002.18230          325031.26830       585547.41310
         1994    112245.28930          308942.22060       576764.20190
         1995    153102.57460          390904.59170       749678.10970
         1996    197349.21860          482180.81380       950591.84310
         1997    246094.47560          592359.12980      1200597.49800
         1998    290145.38680          655445.37710      1369881.74500


  The chart assumes that all dividends during the one year are reinvested at the end of that year. There can be no assurance that the Trust will outperform the DJIA over its 15-month life or over consecutive roll over periods, if available. The strategy outperformed the DJIA in 17 out of the past 25 years (13 years if trust sales charges and expenses were deducted from the hypothetical performance). Of course, that also means the strategy underperformed the DJIA in eight of those years.

  The performance of the hypothetical Triple Strategy is net of sales charges (3.695% for the first year, and 3.195% for each subsequent year) and estimated expenses of .260%.

Triple Strategy Trust Investing

  . Time Invested vs. Investment Timing--This Trust is based on the theory that you are rolling over your units at termination. The Trust may not exceed the DJIA in any one year or consecutive roll over periods, if available. However, historically, long term cumulative returns from this philosophy beat the DJIA. It's not the timing of the purchase that counts, it's the length of time that you are invested.

  . Contrarian Reasoning--Buy what others are selling.

  . Dividends Count--Dividends contribute greatly to your total return.

  . Layered Strategies Work--Look at the chart and notice how the DJIA has been beaten by these strategies. It is our opinion that if one strategy works well, then three strategies may work better.

FEATURES OF THE PINNACLE TRUST LARGE CAP SERIES III

  Convenience--Ownership of ten blue chip stocks with the ease of a single purchase.

  Liquidity--You may sell your units on any business day at the then current net asset value. However, since market values fluctuate, your units may be worth more or less than your original investment.

  Low minimum investment--May be as low as $1,000.

  Options at termination--You may receive cash, stock-in-kind (unitholders owning 2,500 units or more) or roll your proceeds into a new Pinnacle Trust Series, if available, at a reduced sales charge. Unitholders may be subject to tax liability at Trust Termination.

  No Management Fees--This is an unmanaged portfolio and therefore no additional management fees are charged.

--------------------------------------------------------------------------------

                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

                        INDUSTRIAL TRUST SERIES II

                         (the "Industrial Trust")

                        TECHNOLOGY TRUST SERIES II

                         (the "Technology Trust")

                    PINNACLE TRUST LARGE CAP SERIES III

                          (the "Pinnacle Trust")

--------------------------------------------------------------------------------

                               PROSPECTUS--PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUSTS

  ORGANIZATION. Each of the Trusts were created under New York State law pursuant to an Indenture and Trust Agreement ("Trust Agreement") among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

  On the Initial Date of Deposit, (i) the Sponsors deposited with the Trustee common stock, including contracts for the purchase of certain such securities (collectively, the "Securities") and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and (ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trusts the Sponsors' ownership of all Units of the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in the Trusts and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trusts pursuant to the provisions of the Indenture.

  As of the Initial Date of Deposit, a "Unit" represents a fractional undivided interest or pro rata share in the Securities and cash of the Trusts as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trusts represented by each unredeemed Unit will increase, although the actual interest in such Trusts represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

  The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  DEPOSIT OF ADDITIONAL SECURITIES. During the 90-day period following the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit (i) additional Securities in the Trusts that are substantially similar to the Securities already deposited in the Trusts ("Additional Securities"), (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trusts' portfolios on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit.

  The proportionate relationship among the Securities in a Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in that Trust but which does not affect a Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposits of Additional Securities in each of the Trusts subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in a Trust's portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in a Trust are unavailable (see "The Trusts-- Substitution of Securities").

  INVESTMENT OBJECTIVE. The Industrial Trust and the Technology Trust each seek to maximize total return through capital appreciation. The Pinnacle Trust seeks to maximize total return through a combination of capital appreciation and current dividend income. There is no guarantee that the investment objective of the Trusts will be achieved.

  Achievement of the investment objectives is dependent upon several factors including any appreciation or depreciation in value of the Securities, the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, because of other factors (i.e., Trust sales charges and expenses, unequal weightings of stock, brokerage costs and any delays in purchasing securities with cash deposited), investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in the Trusts. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit.

STRATEGY OF PORTFOLIO SELECTION.

  The Industrial Trust. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, during the twelve-month period ending March 31, 1999. Price appreciation is measured by the percentage change in market value of each stock from March 31, 1998 through March 31, 1999. The strategy involves a 4-step selection process:

  Step 1: Calculate the price appreciation for each company listed on the S&P
          500 Index over the 12-month period ending March 31, 1999.

  Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

  Step 3: Select the 25 stocks which have the greatest price appreciation.

  Step 4: Of the 25 stocks selected for the Trust, weigh the stocks equally.

  The Technology Trust. The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 14 stocks, comprised primarily of technology companies which had both high trading volume and price appreciation, during the twelve-month period ending March 31, 1999. Trading volume is measured using data from Standard & Poor's Compustat, Englewood, Colorado. Price appreciation is measured by the percentage change in market value of each stock from March 31, 1998 through March 31, 1999. Technology stocks are identified as those companies that derive the majority of their revenue from the technology industry, using data from Standard & Poor's CompuStat, Englewood, Colorado. The strategy also involves a 4-step selection process:

  Step 1: Calculate the number of shares traded daily, for each company listed on the NASDAQ and the NYSE, on each day the NASDAQ and the NYSE were open over the twelve-month period ending March 31, 1999.

  Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

  Step 3: Identity: (i) the 12 stocks that had the highest number of shares traded on the NASDAQ during the twelve-month period ended March 31, 1999 and from those 12 stocks select the stocks that had price appreciation of 40% or greater during the same period; and (ii) the 40 stocks listed on the NYSE which had the highest number of shares traded during the twelve-month period ending March 31, 1999 and select the technology stocks which had price appreciation of 40% or greater during the same period.

  Step 4: Of the 14 stocks selected for the Trust, weigh the stocks in the following manner:

      . 12% in each of the first two companies to rank in the top half of both the volume and price categories, first by volume and then by price;

      . 7% in each of the four companies that ranked highest in the trading volume category and 7% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 12% weighting; and

      .  5% in each of the remaining companies.

The volume of shares traded daily on the NASDAQ (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Technology Trust may have differed.

  The Pinnacle Trust. The Pinnacle Trust seeks to achieve its objective by attempting to outperform the DJIA (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies each determined as of two business days prior to the Initial Date of Deposit:

  Strategy 1: investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"),

  Strategy 2: investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and

  Strategy 3: investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick").

  The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy." The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be allocated to the Top Ten, approximately 60% will be allocated to the Focus Five and approximately 20% will be allocated to the Penultimate Pick. Within the Top Ten and Focus Five, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust.

  Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Pinnacle Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend can adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Pinnacle Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the Pinnacle Trust's potential for higher returns. The Pinnacle Trust's return will consist of a combination of capital appreciation and current dividend income.

THE SECURITIES.

  S&P 500 Index. The S&P 500 includes a representative example of leading companies in leading industries. The S&P 500 is used by 97% of U.S. money managers and pension plan sponsors and the market value of the 500 companies contained in this index is approximately $10.4 trillion. Stocks in the S&P 500 represent approximately 80% of the market value of all publicly traded common stock in the United States although the 500 companies represent only 7% of the publicly traded companies in the United States.

  The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock market performance and is also a barometer for overall stock market performance. The S&P 500 focuses on large cap U.S. companies in leading sectors such as industrial, transportation, financial and utility. Stocks are chosen for this index based on market size, liquidity and industry group representation. NYSE companies make up approximately 91.6% of the S&P 500, NASDAQ companies account for approximately 8.0% and AMEX companies account for approximately 0.4% of this index.

  NASDAQ. Trading on the NASDAQ Stock Market began in February 1971. NASDAQ stands for the National Association of Securities Dealers Automated Quotations Systems. NASDAQ is an electronic dealer exchange (there is no physical trading floor) on which dealers trade securities by setting a buy and sell price.

On NASDAQ, trading is executed through a computer and telecommunications network and trades more shares per day than any other major United States market. Approximately 5,100 domestic and foreign companies are listed on the NASDAQ. The NASDAQ Stock Market is the United States' second-largest securities market after the New York Stock Exchange. NASDAQ's share volume reached over 202 billion shares in 1998 and dollar volume reached nearly $5.8 trillion. In 1998, NASDAQ share volume was greater than that of all other U.S. stock markets. In addition, in 1998 NASDAQ listed 273 U.S. initial public offerings, which is 4 times more than any other U.S. stock market.

  The NASDAQ stock market is operated by the NASDAQ Stock Market, Inc., an independent subsidiary of the National Association of Securities Dealers, Inc.
(NASD). Companies listed on the NASDAQ are separated into two major classifications, the NASDAQ SmallCap Market, for small to medium-sized companies, and the NASDAQ National Market, for larger companies with higher capitalization. The NASDAQ Stock Market includes companies of every type and every size, in every stage of development. Although companies listed on NASDAQ represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the NASDAQ are in information technology (including computer technology), telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

  The recent acquisition by the NASD of the American Stock Exchange (AMEX), a floor-based trading system, has not altered or affected the NASDAQ system. Each market will continue to function as an independent subsidiary.

  NYSE. The New York Stock Exchange (NYSE) is the world's largest equity market. The NYSE is a floor-based, auction market trading system. In 1998, there were approximately 674 million shares traded each day. Approximately 3,100 domestic and foreign companies are listed on the NYSE with over 242 billion shares outstanding and total market capitalization of nearly $12 trillion.

  The NYSE consists of large, mid-sized and smaller companies in all business sectors. Moreover, virtually every leading industrial, financial and service corporation is listed on the NYSE. To be considered for listing on the NYSE, a company must meet specified levels of net earnings, assets, and trading volume, and its shares must be widely held by investors.

  DJIA. The Dow Jones Industrial Average (DJIA) comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Pinnacle Trust's portfolio, including any Additional Securities deposited in the Pinnacle Trust.

  The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939-July 1956 and June 1959-August 1976. The DJIA last changed on March 17, 1997.

                      Stocks Currently Comprising the DJIA

AT&T Corporation  Hewlett-Packard Co.
Allied Signal     International Business Machines Corporation
Aluminum Company
 of America       International Paper Company
American Express
 Company          Johnson & Johnson
Boeing Company    J.P. Morgan & Company
Caterpillar Inc.  McDonald's Corporation
Chevron
 Corporation      Merck & Company, Inc.
Citigroup Inc.    Minnesota Mining & Manufacturing Company
Coca-Cola
 Company          Philip Morris Companies, Inc.
E.I. du Pont de
 Nemours &
 Company          Proctor & Gamble Company
Eastman Kodak
 Company          Sears, Roebuck & Company
Exxon
 Corporation      Union Carbide Corporation
General Electric
 Company          United Technologies Corporation
General Motors
 Corporation      Wal-Mart Stores, Inc.
Goodyear Tire &
 Rubber Company   Walt Disney Company

  The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsors' selection of the Top Ten. The companies represented in the Pinnacle Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsors. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks comprising the DJIA.

  Although the Pinnacle Trust was not available until September 1998, during the last 25 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the Top Ten, Focus Five, Penultimate Pick and the combined Triple Strategy at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, except as indicated, commissions or taxes. These results represent past performance of the Top Ten, Focus Five, Penultimate Pick and Triple Strategy, and should not be considered indicative of future results of the Pinnacle Trust. The Pinnacle Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative total returns from these strategies has outperformed the cumulative returns of the DJIA. The Top Ten, Focus Five, Penultimate Pick and Triple Strategy each underperformed the DJIA in certain years. Also, investors in the Pinnacle Trust may not realize as high a total return as on a direct investment in each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy since the Pinnacle Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

  The following table compares the actual performance of the DJIA and approximately equal values of each of the Top Ten, Focus Five, Penultimate Pick or Hypothetical Triple Strategy Trust in each of the past 25 years, as of December 31 in each of these years:

                        COMPARISON OF TOTAL RETURNS(/1/)

                      For Calendar Years ending 12/31
  (Unless indicated, Total Returns do not include sales charges, commissions, taxes or other expenses)

                                                                               Hypothetical
                Dow Jones                                                    Triple Strategy
     Calendar   Industrial    Top      Focus   Penultimate  Hypothetical      Trust--Net of
       Year      Average    Ten of    Five of    Pick of   Triple Strategy    Sales Charges
      Ended       (DJIA)   DJIA(/2/) DJIA(/2/)  DJIA(/2/)    Trust(/3/)    & Expenses(/3/)(/4/)
     --------   ---------- --------- --------- ----------- --------------- --------------------
       1974       -23.10%    -1.30%    -3.80%    -41.70%       -10.88%            -14.83%
       1975        44.40     55.90     70.10     157.20         84.68              81.23
       1976        22.70     34.80     40.80      55.10         42.46              39.01
       1977       -12.70      0.90      4.50       4.30          3.74               0.29
       1978         2.70     -0.10      1.70       1.00          1.20              -2.25
       1979        10.50     12.40      9.90     -10.10          6.40               2.95
       1980        21.50     27.20     40.50      50.60         39.86              36.41
       1981        -3.40      5.00      0.00      27.30          6.46               3.01
       1982        25.80     23.60     37.40      95.30         46.22              42.77
       1983        25.70     38.70     36.10      36.10         36.62              33.17
       1984         1.10      7.60     12.60      -2.80          8.52               5.07
       1985        32.80     29.50     37.80      26.40         33.86              30.41
       1986        26.90     32.10     27.90      29.60         29.08              25.63
       1987         6.00      6.10     11.10       3.30          8.54               5.09
       1988        16.00     22.90     18.40      19.50         19.52              16.07
       1989        31.70     26.50     10.50      12.90         14.18              10.73
       1990        -0.40     -7.60    -15.20     -17.40        -14.12             -17.57
       1991        23.90     39.30     61.90     185.60         82.12              78.67
       1992         7.40      7.90     23.10      69.10         29.26              25.81
       1993        16.80     27.30     34.30      39.10         33.86              30.41
       1994         4.90      4.10      8.60     -37.40         -1.50              -4.95
       1995        36.40     36.70     30.50      21.70         29.98              26.53
       1996        28.90     27.90     26.00      28.10         26.80              23.35
       1997        24.70     21.60     20.00      49.90         26.30              22.85
       1998        17.90     10.80     12.60      21.80         14.10              10.65

--------
(/1/) Total return does not take into consideration any sales charges, commissions, expenses or taxes EXCEPT for total returns cited for the Hypothetical Triple Strategy Trust. The Total Return represents the sum of Appreciation and Actual Dividend Yield. (i) Appreciation for the Top Ten, Focus Five and Penultimate Pick is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given calendar year from the market value of those stocks as of the last trading day in that calendar year, and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in each calendar year from the closing value of the DJIA as of the last trading day in that calendar year, and dividing the result by the opening value of the DJIA as of the first trading day in that calendar year. (ii) Actual Dividend Yield for the Top Ten, Focus Five and Penultimate Pick is calculated by adding the total dividends received on the stocks in the calendar year and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that calendar year.
(/2/) The Top Ten, Focus Five and Penultimate Pick in any given calendar year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that calendar year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding calendar year) divided by that stock's market value on the first trading day on the New York Stock
    Exchange in that calendar year.
(/3/) The Total Return Performance for the Hypothetical Triple Strategy Trust is calculated by combining the Total Return, as calculated in footnote (1) above, of the three investment strategies, the Top Ten, Focus Five and Penultimate Pick, in any given calendar year based upon the same weighted average which this Trust will be employing: 20% comprised of the Top Ten, 60% of the Focus Five and 20% of the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Footnote (2) above describes the selection process of each strategy.

(/4/) Total Return for Hypothetical Triple Strategy Trust is net of sales charges (3.695% for the first year, 3.195% for each subsequent year) and estimated expenses of .260%.
  These results represent past performance and should not be considered indicative of future results of this Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stock will be paid or that the Units will appreciate in value. Trust performance will differ from the Hypothetical Triple Strategy Trust because (i) of commissions, (ii) the portfolio is established and liquidated at different times during the year, (iii) stocks may be purchased and sold at prices different from those used in determining unit price, (iv) the Trust may not be fully invested at all times, and (v) stocks may not be weighted equally. The Triple Strategy Trust may have been concentrated in different industries than this Trust.

  SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trusts under a contract ("Failed Securities"), the Sponsors are authorized under each Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trusts.

  The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

  Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of that Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

  In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders-- Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

  COMMON STOCK. An investment in Units should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of, debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

  Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which can adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

  Unitholders will be unable to dispose of any of the Securities in the Trusts, and, as such, will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote in accordance with the instructions of the Sponsors.

  COMPUTER/COMPUTER TECHNOLOGY INDUSTRIES. The Industrial and Technology Trusts may be considered to be concentrated in the common stock of companies engaged in the computer and computer technology industries. As discussed, the value of the Units of the Trusts may be susceptible to various factors affecting these industries. Companies in the rapidly changing field of computer and computer technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Trusts may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. The computer and computer technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing computer technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new computer technologies evolve.

  RETAIL-GENERAL MERCHANDISING INDUSTRIES. The Pinnacle Trust may be considered to be concentrated in the common stock of companies engaged in the retail-general merchandising industry. Factors that may adversely affect this industry are (i) general economic conditions that could negatively impact consumer spending, (ii) increasing competitive pressures from discounters which can threaten the retailers' market share, especially for moderately priced retail stores, and (iii) increasing technological advances to remain competitive including on-line Internet retailers which generate significantly less overhead than "brick and mortar" department stores.

  General economic factors that could negatively impact consumer spending are a decline in the U.S. economy, a large drop in the stock market, an increase in interest rates, inflation and unemployment, or a decrease in personal income. While the U.S. economy achieved steady growth in 1998, there is no guarantee that this growth will continue. Consumer confidence also plays a strong role in consumer spending. Consequently, a decrease in consumer confidence could lead to a decline in the retail industry.

  PENULTIMATE PICK. The Pinnacle Trust will be "concentrated" in the common stock of the Penultimate Pick. Information regarding such company is available by inspecting or copying certain reports, proxies and informational statements and other information filed by such company in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or by accessing its website at www.sec.gov. Copies can be obtained from the Public Reference Section of the Securities and Exchange Commission at the same address at prescribed rates.

  The Sponsors believe that the information summarized above for the computer/computer technology industries and the retail-general merchandising industry describes some of the more significant aspects relating to the risks associated with investing in the Trusts which may have a "concentration" in these industries. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsors have not independently verified this information, they have no reason to believe that such information is not correct in all material respects.

  FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trusts. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Unitholders to do so. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at each of the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. See "Administration of Trusts--Trust Supervision." Some of the Securities in the Trusts may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trusts are regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation.

  ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit (i) Additional Securities, (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trusts.

  In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trusts, or any delays in the Trusts receiving such cash, may have significant adverse consequences for the Trusts.

  YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century.

Therefore, the year "2000" will be incorrectly identified as the year "1900." If not corrected, many computer applications can fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and may have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trusts to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

  TERMINATION. Each of the Trusts may be terminated at any time and all outstanding Units liquidated if the net asset value of a Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsors may then terminate that Trust, at their sole discretion, prior to the Termination Date specified in the Summary of Essential Information.

  LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business goals.

  RETIREMENT PLANS. The Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by McLaughlin, Piven, Vogel Securities, Inc. Fees and charges with respect to such plans may vary.

  Before investing in the Trusts, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things whether (i) the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trusts; (ii) the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (iii) the assets of the Trusts are deemed "plan assets" under ERISA's and the Department of Labor's definition of "plan assets."

                              PUBLIC SALE OF UNITS

  PUBLIC OFFERING PRICE. The Public Offering Price of the Units for the Trusts is computed by adding the applicable initial sales charge to the aggregate value of the Securities (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding. Valuation of Securities by the Trustee is made at the close of business on the NYSE on each business day. Securities quoted on a national exchange or NASDAQ are valued at the closing sale price. Securities not so quoted are valued in the manner described in the Indenture.

  PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsors and may also be distributed through dealers. The Sponsors intend to qualify the Units for sale in certain states.

  VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price based upon the number of Units purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:

                                                         Industrial
                                                             and
                                                         Technology   Pinnacle
                                                           Trusts       Trust
                                                         Approximate Approximate
                                                           Reduced     Reduced
                                                            Sales       Sales
     Number of Units                                       Charge      Charge
     ---------------                                     ----------- -----------
     25,000 but less than 50,000........................    3.995%      3.345%
     50,000 but less than 100,000.......................    3.745%      3.095%
     100,000 or more....................................    3.495%      2.845%

  For transactions of at least 100,000 Units or more, the Sponsors may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

  These discounts will apply to all purchases of Units by the same purchaser. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Unitholders of prior series of McLaughlin, Piven, Vogel Family of Trusts (the "Prior Series") may "rollover" into the Trusts by exchanging units of the Prior Series for Units of the Trusts at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of 3.995% for the Industrial and Technology Trusts and a reduced charge of 3.195% for the Pinnacle Trust. An exchange of units of a Prior Series for Units of the Trusts will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase additional Units of the Trusts (see "Administration of the Trusts--Trust Termination").

  Unitholders with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc. will qualify to receive one trade to buy equity securities any time following the first Settlement Date of the Trusts and only be charged a $19.50 processing fee.

  During the initial offering period, Unitholders who have redeemed units of a Trust, may purchase Units in an amount up to the amount redeemed, of such Trust, within thirty days after such redemption, at no sales charge.

  Investors who purchase Units of the Trusts through a Keogh Plan, pension fund or other qualified retirement plan having 25 or more members maintained at McLaughlin, Piven, Vogel Securities, Inc. will be subject to a reduced sales charge of 2.0%.

  Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trusts without a sales charge at a price equal to the aggregate value of the underlying securities in the Trusts, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

  SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 4.495% of the Public Offering Price per 100 Units (equivalent to 4.707% of the net amount invested in the Securities) for the Industrial and Technology Trusts and 3.695% of the Public Offering Price per 100 Units (equivalent to 3.837% of the net amount invested in the Securities) for the Pinnacle Trust. Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trusts (see "Portfolio" in Part A). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trusts may have been acquired through the Sponsors.

  During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

  Both upon acquisition of Securities and termination of the Trusts, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trusts. The Sponsors may receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

  In maintaining a market for the Units (see "Liquidity-Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                             RIGHTS OF UNITHOLDERS

  BOOK-ENTRY UNITS. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's McLaughlin, Piven, Vogel brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the McLaughlin, Piven, Vogel DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin, Piven, Vogel representative. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

  DISTRIBUTIONS. Dividends, if any, received by a Trust are credited by the Trustee to an Income Account for that Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for that Trust.

  Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Accounts of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of a Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.

  As of each Record Date, the Trustee will deduct from the Income Accounts of the Trusts, and, to the extent funds are not sufficient therein, from the Principal Accounts of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

  The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of each of the Trusts fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

  RECORDS. The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

  REPORTS TO HOLDERS. The Trustee will furnish Unitholders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing:

    (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

    (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

    (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;

    (iv) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and

    (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trusts, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

  Unitholders will be furnished with evaluations of Securities upon request to the Trustee in order to comply with Federal and state tax reporting requirements.

                                   LIQUIDITY

  SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

  Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on (i) the aggregate value of the Securities in a Trust plus (ii) a 4.495% sales charge (or 4.707% of the net amount invested) for the Industrial and Technology Trusts and a 3.695% sales charge (or 3.837% of the net amount invested) for the Pinnacle Trust plus (iii) a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

  The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption"). Factors that the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

  TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

  Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the close of trading on the NASDAQ or NYSE (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

  A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Accounts, or, if the balance therein is insufficient, from the Principal Accounts. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, can result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the particular Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts specified will be approximately 100 shares for readily marketable Securities.

  The Redemption Price per Unit is the pro rata share of the Unit in the Trusts determined by the Trustee on the basis of (i) the cash on hand in the particular Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in each of the Trusts in the following manner: because the Securities are listed on national securities exchanges, this evaluation is based on the closing sale prices on those exchanges. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities on the bid side of the market or (iii) by any combination of the above.

  Any Unitholder tendering 2,500 Units or more of a Trust for redemption may request, by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption, a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

  The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the NASDAQ, NYSE, or AMEX is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

  AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin, Piven, Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.

                          ADMINISTRATION OF THE TRUSTS

  TRUST SUPERVISION. Each Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a portfolio. Although the portfolios of the Trusts are regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsors that the tax treatment of the Trusts as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, will make the retention of the Security detrimental to the Trusts or the Unitholders. Furthermore, the Trusts will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be (i) ranked as one of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, (ii) included as one of the highest traded stocks on the NASDAQ or NYSE with a price appreciation of 40% or greater, or (iii) included among the Top Ten, Focus Five and Penultimate Pick, or even its deletion from the DJIA.

  In addition, each Trust Agreement provides as follows:

    1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

    2. It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

    3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Accounts of a Trust.

    4. The Sponsors are authorized to increase the size and number of Units of the Trusts by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security in a Trust established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

  TRUST AGREEMENT AND AMENDMENT. The Trust Agreements may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders to: (i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

  The Trust Agreements may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trusts without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreements may not be amended, without the consent of the holders of all Units in the Trusts then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreements. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

  TRUST TERMINATION. The Trust Agreements provides that a Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate such Trust. Each Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trusts, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trusts in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trusts and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units of a Trust prior to the commencement of the Liquidation Period):

    1. a Unitholder who owns at least 2,500 units and whose interest in a Trust will entitle it to receive at least one share of each underlying Security will have its Units redeemed on or about the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

    2. to receive in cash such Unitholder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of a Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

    3. to invest such Unitholder's pro rata share of the net assets of a Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities in units of a subsequent series of McLaughlin, Piven, Vogel Family of Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of the Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trusts in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent that Securities contained in the New Series are treated as substantially identical to Securities held by a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

  Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

  The Sponsors have agreed that, to the extent they effect the sales of underlying securities for the Trustee, in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell by the last business day of the Liquidation Period unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in a Trust.

  Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

  Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating McLaughlin, Piven, Vogel Family of Trusts can sell Duplicated Securities directly to a New Series. The exemption will enable the Trusts to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

  The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

  By electing to rollover into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trusts invested only in the New Series created following termination of the Trusts; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trusts, thus giving Unitholders an opportunity to elect to rollover their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trusts will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

  In the event the Sponsors determine that a redemption in kind and subsequent investment in a New Series by a Unitholder may be accomplished in a manner that will not result in the recognition of gain or loss for Federal income tax purposes with respect to any Securities included in the portfolio of the New Series, Unitholders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment.

  THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James
J. McLaughlin.Mr. McLaughlin may be deemed to be a controlling person of MPV.

  Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA

02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

  MetLife is a mutual life insurance company with assets of $330.6 billion at December 31, 1997. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.7 trillion on December 31, 1997 for MetLife and its insurance affiliates.

  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

  The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under a Trust Agreement or become incapable of acting or become bankrupt or their affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate a Trust Agreement and liquidate the Trusts; or (iii) continue to act as Trustee without terminating a Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

  THE TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement. The Trustee has not participated in the selection of the Trusts' Securities.

  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

                           TRUST EXPENSES AND CHARGES

  Investors will reimburse the Sponsors for all or a portion of the estimated costs incurred in organizing and offering the Trusts (collectively, the "organization costs")--including the cost of the initial preparation and execution of the Trust Agreements, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trusts as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any organizational costs not paid by the Trusts, will be borne by the Sponsors at no cost to the Trusts.

  The Sponsors will receive, for portfolio supervisory services to the Trusts, an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series of the McLaughlin, Piven, Vogel Family of Trusts in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Administration of the Trusts--Trust Supervision.")

  The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Administration of the Trusts" and "Rights of Unitholders."

  The Trustee's fees applicable to the Trusts are payable as of each Record Date from the Income Accounts of the Trusts to the extent funds are available and then from the Principal Accounts. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

  The following additional charges are or may be incurred by the Trusts: (i) all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreements, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (ii) fees of the Trustee for any extraordinary services performed under the Trust Agreements; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; (iii) indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without gross negligence, bad faith or willful misconduct on its part; and (iv) all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

  Unless the Sponsors otherwise direct, the accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trusts. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                               REINVESTMENT PLAN

  Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in the Trusts' Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trusts--Deposit of Additional Securities" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Unitholders who participate in the Reinvestment Plan will nevertheless be subject to tax on their distributions in the manner described under "Tax Status." Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trusts. The Sponsors reserve the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trusts may not be available in all states.

                                TAX STATUS

  This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

  In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

    1. The Trusts will be classified as grantor trusts for Federal income tax purposes and not as partnerships or associations taxable as corporations. Classification of the Trusts as grantor trusts will cause the Trusts not to be subject to Federal income tax, and will cause the Unitholders of the Trusts to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trusts. All income received by the Trusts will be treated as income of the Unitholders in the manner set forth below.

    2. The Trusts are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trusts will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

    3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trusts. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trusts.

  A taxable event will generally occur with respect to each Unitholder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trusts (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trusts.

  For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trusts is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

  A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital gain and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of 20%, rather than the

"regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

  A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trusts, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

  After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trusts on the Securities, the gross proceeds received by the Trusts from the disposition of any Security, and the fees and expenses paid by the Trusts. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trusts from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under
Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  As discussed in the section "Administration of the Trusts--Trust Termination," each Unitholder may have three options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trusts (if one is offered) at a reduced sales charge. A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trusts for sole ownership of a proportionate share of Securities, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that will qualify for nonrecognition treatment to the extent the Unitholder is exchanging its undivided interest in all of the Trusts' Securities for its proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trusts and gain from the sale of Units in the Trusts or the Trusts' sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

  Prospective investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trusts.

                                 OTHER MATTERS

  LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

  INDEPENDENT AUDITORS. The Statements of Financial Condition, including the Portfolios, are included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

  PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and the Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in a strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trusts applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the NASDAQ, NYSE or similar exchanges, as well as the DJIA, S&P 500 Index or other similar indices. In addition, total return comparisons may be made to performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc., Standard & Poor's CompuStat and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trusts' relative performance for any future period.

  Pending the approval of the National Association of Securities Dealers Regulation, the Sponsors may also include, in advertisements, sales literature and reports to current or prospective investors, the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies, as well as back-tested data of the historical performance of such strategies, as described in "The Trusts--The Securities" and which the Sponsors intend to apply to the selection of securities for the Trusts.

This performance information is intended to illustrate each of the Trust's strategies and should not be interpreted as indicative of the future performance of the Trusts.

  SEC WEBSITE. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trusts which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.

  No person is authorized to give any information or to make any representations not contained in this Prospectus and you should not rely on any other information. The Trusts are registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                               ----------------

                               Table of Contents

Title                                                                       Page
-----                                                                       ----
 PART A
Investment Summary.........................................................  A-2
Fee Table..................................................................  A-8
Summary of Essential Information...........................................  A-9
Statements of Financial Condition.......................................... A-12
Portfolios................................................................. A-13
Report of Independent Auditors............................................. A-16
 PART B
The Trusts.................................................................  B-1
Risk Considerations........................................................  B-8
Public Sale of Units....................................................... B-12
Rights of Unitholders...................................................... B-13
Liquidity.................................................................. B-15
Administration of the Trusts............................................... B-18
Trust Expenses and Charges................................................. B-23
Reinvestment Plan.......................................................... B-24
Tax Status................................................................. B-25
Other Matters.............................................................. B-27

  This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-80211), and the Investment Company Act of 1940 (file no. 811-08945), and to which reference is made. Copies may be reviewed and obtained from the SEC by:

  .  calling: 1-800-SEC-0330

  .  visiting the SEC Internet address: http://www.sec.gov

  . writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009

              [LOGO OF McLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS]

                        Industrial Trust Series II

                        Technology Trust Series II
                    The Pinnacle Trust Large Cap Series III

                         (A Unit Investment Trust
                    comprised of three separate portfolios)

                                   PROSPECTUS

                           DATED: JULY 20, 1999

                                   SPONSORS:

                            McLAUGHLIN, PIVEN, VOGEL
                                SECURITIES, INC.
                                 30 Wall Street
                            New York, New York 10005
                                  212-248-0750

                        REICH & TANG DISTRIBUTORS, INC.
                                600 Fifth Avenue
                            New York, New York 10020
                                  212-830-5400

                                    TRUSTEE:

                            THE CHASE MANHATTAN BANK
                                4 New York Plaza
                            New York, New York 10004

                               ----------------

 This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

  The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

  The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet on Form S-6.
    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust filed on March 5, 1999, and McLaughlin, Piven, Vogel Family of Trusts, Pinnacle Trust filed on August 7, 1998.)
    The Prospectus consisting of    pages.
    Undertakings.
    Signatures.

  Written consents of the following persons:

    Battle Fowler LLP (included in Exhibit 3.1)
    Ernst & Young LLP

  The following exhibits:

   *99.1.1  -- Reference Trust Agreement including certain amendments to the
               Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
   99.1.1.1 -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
               Amendment No. 1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on September 23, 1998 and incorporated herein by reference).
   99.1.3.5 -- Certificate of Incorporation of Reich & Tang Distributors, Inc.
               (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement
               No. 333-44301 of Equity Securities Trust, Series 16, Signature
               Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
   99.1.3.6 -- By-Laws of Reich & Tang Distributors, Inc. (filed as Exhibit
               99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of
               Equity Securities Trust, Series 16, Signature Series, Zacks All-
               Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
   99.1.3.7 -- Certificate of Incorporation of McLaughlin, Piven, Vogel
               Securities, Inc. dated March 8, 1977 and as amended on January
               16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December
               20, 1983 and September 25, 1989 (filed as Exhibit 99.1.3.7 to
               Form S-6 Registration Statement No. 333-60915 of McLaughlin,
               Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7,
               1998 and incorporated herein by reference).

   99.1.3.8 -- By-Laws of McLaughlin, Piven, Vogel Securities Inc. (filed as
               Exhibit 99.1.3.8 to Form
               S-6 Registration Statement No. 333-60915 of McLaughlin, Piven,
               Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
   *99.3.1  -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings
               "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
   99.6.0   -- Power of Attorney of Reich & Tang Distributors, Inc., the
               Depositor, by its officers and a majority of its Directors
               (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No.
               333-44301 of Equity Securities Trust, Series 16, Signature
               Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
    99.6.1  -- Power of Attorney of McLaughlin, Piven, Vogel Securities, Inc.
               (filed as Exhibit 99.6.1 to Form S-6 Registration Statement No.
               333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The
               Pinnacle Trust on August 7, 1998 and incorporated herein by reference).


--------

* Filed herewith

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series I, Technology Trust Series I, and Pinnacle Trust Large Cap Series II for the purposes of the representations required by Rule 487 and represents the following:

  1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

  2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

  3) That is has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II, and Pinnacle Trust Large Cap Series III has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 20th day of July, 1999.

                              MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                              INDUSTRIAL TRUST SERIES II
                              TECHNOLOGY TRUST SERIES II
                              PINNACLE TRUST LARGE CAP SERIES III
                               (Registrant)

                              McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                               (Depositor)

                                             /s/ Allan M. Vogel
                              By ______________________________________________
                                               Allan M. Vogel
                                            (Authorized Signator)

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

          Name                      Title                             Date
          ----                      -----                             ----
 JAMES C. MCLAUGHLIN     Chairman of the Board, Chief Executive
                          Officer and Director
 ALLAN M. VOGEL          President, Secretary, Chief Financial    July 20, 1999
                          Officer and Director

                                                         /s/ Allan M. Vogel
                                                     By _______________________
                                                           Allan M. Vogel
                                                         Attorney-In-Fact*
--------
* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series I, Technology Trust Series I, and Pinnacle Trust Large Cap Series II for the purposes of the representations required by Rule 487 and represents the following:

  1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

  2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

  3) That is has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II, and Pinnacle Trust Large Cap Series III has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 20th day of July, 1999.

                              MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                              INDUSTRIAL TRUST SERIES II
                              TECHNOLOGY TRUST SERIES II
                              PINNACLE TRUST LARGE CAP SERIES III
                               (Registrant)

                              REICH & TANG DISTRIBUTORS, INC.
                               (Depositor)

                                            /s/ Peter J. DeMarco
                              By ______________________________________________
                                              Peter J. DeMarco
                                          Executive Vice President

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

          Name                           Title                               Date
          ----                           -----                               ----
  RICHARD E. SMITH III          President and Director
  PETER S. VOSS                 Director
  G. NEAL RYLAND                Director
  EDWARD N. WADSWORTH           Executive Officer
  STEVEN W. DUFF                Director                                 July 20, 1999
  PETER J. DEMARCO              Executive Vice President
  RICHARD I. WEINER             Vice President
  BERNADETTE N. FINN            Vice President
  LORRAINE C. HYSLER            Secretary
  RICHARD DE SANCTIS            Treasurer

                                                        /s/ Peter J. DeMarco
                                                     By _______________________
                                                          Peter J. DeMarco
                                                         as Executive Vice
                                                      President and Attorney-
                                                              In-Fact*
--------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

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

                        CONSENT OF INDEPENDENT AUDITORS

  We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated July 20, 1999, in this Registration Statement (Form S-6 No. 333-80211) of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, Technology Trust Series II and Pinnacle Trust Large Cap Series III.

                                          Ernst & Young LLP

New York, New York

July 20, 1999


                                      II-5